UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          HOME-STAKE OIL & GAS COMPANY
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    437356108
                                 (CUSIP Number)


                              I. Wistar Morris, III
                       c/o The Pennsylvania Trust Company
                     Five Radnor Corporate Center, Suite 452
                               100 Matsonford Road
                           Radnor, Pennsylvania 19087
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.




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---------------------                                 --------------------------
Schedule 13D                                          Schedule 13D - Page 2 of 5
CUSIP No.  437356108
---------------------                                 --------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I. Wistar Morris, III
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER

            388,014

--------------------------------------------------------------------------------
8        SHARED VOTING POWER

                  0
--------------------------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

            388,014
--------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

            223,878
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            611,892
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


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                                                      Schedule 13D - Page 3 of 5

                           Item 1. Security and Issuer

I. Wistar Morris, III hereby amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 2, 1996, as amended by Amendment No. 1 thereto, filed with the Commission on February 11, 1998 (as amended, the "Schedule 13D"), which relates to the common stock, par value $.01 per share (the "Common Stock"), of Home-Stake Oil & Gas Company, an Oklahoma corporation (the "Company"), whose principal executive offices are located at 15 E. 5th Street, Suite 2800, Tulsa, Oklahoma 74103-4311.


                         Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended as follows:

(b)  Business Address:  Five Radnor Corporate  Center,
                        Suite 452 100 Matsonford
                        Road Radnor, PA 19087

(c) Present Principal Occupation: Mr. Morris is President of Morris Investment Management Company, a registered investment advisor, and a Senior Consultant to Pennsylvania Trust Company, an NASD registered broker-dealer.


            Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended as follows:

This Amendment No. 2 to Mr. Morris' Schedule 13D is being filed to correct the previously reported shares of Common Stock acquired and beneficially owned by Mr. Morris as a result of the merger of The Home-Stake Royalty Corporation with and into the Company as described in Item 4 below.


                         Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended as follows:

Effective December 31, 1997, The Home-Stake Royalty Corporation, an Oklahoma corporation ("Royalty"), was merged with and into the Company (the "Merger"). Pursuant to the Merger, (i) holders of the outstanding common stock of Royalty (other than the Company which also held shares of common stock of Royalty) received 48.66 shares of the Company's Common Stock for each share of Royalty Common Stock owned at the time of the Merger and (ii) the Company's Common Stock was split on a 30-for-1 basis. One whole share of Common Stock was issued in lieu of any fractional shares otherwise issuable to holders of Royalty common stock in the Merger.

Pursuant to the Merger, Mr. Morris, immediate family members and affiliates acquired 461,622 shares of Common Stock in exchange for the shares of Royalty

                                                      Schedule 13D - Page 4 of 5

common stock beneficially owned by such parties. Mr. Morris incorrectly reported 454,341 shares of Common Stock as being acquired in the Merger in exchange for the shares of Royalty Common Stock beneficially owned by such parties. The shares of Common Stock beneficially owned by Mr. Morris, his immediate family and affiliates are held for personal investment.

                  Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a) Mr. Morris, individually and through his immediate family and a corporation controlled by Mr. Morris, beneficially owns 611,892 shares of Common Stock of the Company, which based on the Company's Proxy Statement dated April 12, 1999, represents approximately 14.3% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, 291,225 shares are held in Mr. Morris' name and 65,522 and 22,384 shares are held in an Individual Retirement Account and a KEOGH account, respectively, for his benefit. In addition, 8,883 shares are held by Morris Investment Management Company, of which Mr. Morris is the principal owner. There are 144,916 shares held by Mr. Morris' wife, 78,660 shares of common stock held in trust for the benefit of Mr. Morris' wife; and 302 shares of Common Stock held for the benefit of two minor children in custodianship, as to which Mr. Morris' wife is custodian.

(b) Mr. Morris has the sole voting power and the sole dispositive power over 388,014 shares of Common Stock. He has no voting power but has share dispositive power with respect to the 223,878 shares held by members of his immediate family.

     Martha Morris, Mr. Morris' wife, has sole voting power and shares dispositive power with respect to the shares she holds individually and as custodian and the shares held in trust for her benefit. Mrs. Morris' address is 234 Broughton Lane, Villanova, PA 19085. Mrs. Morris has not, during the last five years, been a party to a civil proceeding, and she has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Morris is a United States citizen.

(c) Within the sixty days preceding the date of this Schedule 13D, Mr. Morris acquired 461,622 shares of Common Stock in connection with the Merger described in response to Item 4 above. These shares were acquired in exchange for 9,237 shares of common stock of Royalty.

                                                      Schedule 13D - Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/ I Wistar Morris, III
                                        ------------------------------
                                             I. Wistar Morris, III

Date:  July 1, 1999


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